Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Formation

1. Pretium Finance, Inc.	Delaware

2. Robb Container Corporation	Delaware

3. PVC Container Corporation	Delaware

4. Airopak Corporation	Delaware

5. Novapak Corporation	Delaware

6. Mont Royal LLC	Delaware

7. MR Grantor Trust	Missouri

8. Pretium Canada Company	Nova Scotia